May 12, 2021

Unified Series Trust (the "Trust")

225 Pictoria Drive, Suite 450

Cincinnati, Ohio 45246

Re: U.S. Bank National Association ("US Bank") Acknowledgement of Assumption of Custodial Duties

US Bank acquired the MUFG Union Bank, N.A. ("Union Bank") Debt Servicing and Securities Custody Services client portfolio (the "Acquisition"), effective March 15, 2021. In connection with the Acquisition, U.S. Bank hereby acknowledges the following changes regarding the Trust's custody agreement(s) with Union Bank:

1.       The Trust's custody agreement with Union Bank has been transferred to US Bank by operation of law pursuant to Depository Corporation Sale, Merger, and Conversion Law, CA Fin Code§ 4800 (2016), effective March 15, 2021 (the

"Transfer").

2.       As a result of the Transfer, US Bank has replaced Union Bank as legal Custodian of the Trust in accordance with the terms of the Trust's custody agreement(s) and assumed all Union Bank duties and responsibilities therein.

3.       The aforementioned assumption of duties and responsibilities by US Bank includes all "Foreign Custody Manager" obligations and representations required under Rule 1 ?f-5 of the Investment Company Act of 1940, as amended.

4.       During a transition period beginning with the date of the Transfer and ending on or about July 31, 2021 with a conversion of Trust assets from Union Bank to US Bank, Union Bank will continue to provide the Trust with the same custodial services it provided prior to the Transfer. Union Bank will provide these services in its capacity as sub-custodian to US Bank.

5.       Upon completion of the transition period referenced above and upon conversion of the assets to US Bank, Union Bank's sub-custodial role will cease.

U.S. Bank National Association

Acknowledged and Agreed this 18th day of May 2021

By: /s/ Gregory Farley

Name: Gregory Farley

Title: Senior Vice President